HNO INTERNATIONAL, INC.

APPLICATION FOR WITHDRAWAL OF FORM 1-A/A

November 12, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: HNO International, Inc.
CIK No. 0001342916
SEC File No. 024-12607
Amendment on Form 1-A/A
Filed October 21, 2026
Accession No. 0001342916-26-000064

Ladies and Gentlemen:

HNO International, Inc. (the "Company") hereby respectfully requests the consent of the Securities and Exchange Commission (the "Commission"), pursuant to Rule 259 of Regulation A under the Securities Act of 1933, as amended, to withdraw the Company's amendment on Form 1-A/A filed with the Commission on October 21, 2026 under SEC File No. 024-12607 and accession number 0001342916-26-000064 (the “Form 1-A/A filed on October 21, 2026").

The Company's underlying Offering Statement on Form 1-A (the “Offering Statement”) was previously qualified by the Commission on December 11, 2025.

The Form 1-A/A filed on October 21, 2026 was submitted as a pre-qualification amendment on Form 1-A/A. However, the Offering Statement had already been qualified by the Commission, and the amendment was intended to be filed as a post-qualification amendment. The Form 1-A/A filed on October 21, 2026 has not been qualified by the Commission. No securities were sold under the Form 1-A/A filed on October 21, 2026. The Company therefore respectfully requests the Commission's consent to its withdrawal.

For the avoidance of doubt, the Company is requesting withdrawal solely of the Form 1-A/A filed on October 21, 2026. The Company is not requesting withdrawal of its previously qualified Offering Statement or the Regulation A offering established thereby, and this request is not intended to withdraw, terminate, rescind, or otherwise affect the Offering Statement as previously qualified by the Commission on December 11, 2025, or any securities qualified thereunder.

The Company respectfully requests that the Commission consent to withdrawal of the Form 1-A/A filed on October 21, 2026 effective as of the date of the Commission's consent, or at the earliest practicable date thereafter.

Please direct any questions concerning this request to the undersigned.

Respectfully submitted,

HNO INTERNATIONAL, INC.

By: /s/ Donald Owens
Donald Owens
President / Chief Executive Officer

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